John Wellington Bagwell
                         Registered Investment Advisor
                                   President
                      JWB, Investment Advisory & Research
                   Work: 531-7600 - Voicemail: 1-800-207-7990
     Century Square Building; 1188 Bishop St., Suite #2909; Hon., HI 96813

December 13, 1995

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:  JWB Aggressive Growth Fund - CIK No. 1003296
               Request for Withdrawel of Registration Statement on Form
               N-8A
               File No. 811-07449

Ladies and Gentlemen:

On December 12, 1995, the above mentioned Form N-8A was filed via EDGAR without the necessary (CONFIRMING-COPY) tag (ACCESSION NUMBER: 0000903893-95-000085). This filing was previously made on paper on November 4, 1995 and issued a File No. at that time. Therefore, the EDGAR version should have been tagged as a (CONFIRMING-COPY). The (CONFIRMING-COPY) filing has since been properly submitted.

The registrant hereby requests withdrawal of the registration statement, File No. 811-07449, pursuant to Rule 477(a) under the Securities Act of 1933.

Sincerely,

/s/ John W. Bagwell

John Wellington Bagwell
Trustee